SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 30, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Special Notice:

-	The Company will not disclose its A-share share reform proposal within the upcoming week. Investors are reminded to be aware of investments risks.

-	At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

1.	Current Status of the Share Reform Proposal by Holders of Non-Circulating Shares of the Company

At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

2.	Status of the Sponsoring Institution for the Share Reform of the Company

At present, the Company has not entered into any share reform sponsorship agreement with a sponsoring institution.

3.	Confidentiality and Responsibilities of Directors

All directors of the Company have confirmed and clearly informed the relevant parties to fulfill the obligation of confidentiality in accordance with the requirements of Article 7 of the Measures on the Administration of Share Reforms by Listed Companies.

All directors of the Company warrant the timely disclosure of matters in relation to the share reform in accordance with the requirements of Rules 7.3 and 7.4 of the Rules Governing Listing of Stocks on Shanghai Stock Exchange.

All directors of the Company have confirmed that they are aware of the penalties for failure to make statutory information disclosure and for insider dealing as stipulated in the Criminal Law, the Securities Law and the Measures on the Administration of Share Reforms by Listed Companies.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 29 April 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of 2006 Annual General Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of the members of the board of directors jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

NOTICE IS HEREBY GIVEN that the 19th meeting of the fifth session of the board of directors (the “Meeting”) of the Company was held on 26 April 2007. The Meeting has decided to hold the 2006 annual general meeting (“AGM”) of the Company with details as follows:

1.	Basic information for convening the AGM:

(1)	Date and Time:	Tuesday, 19 June 2007 at 9:00 a.m.;
(2)	Venue:	Pine City Hotel, 8 Dongan Road, Shanghai, the PRC;
(3)	Convenor:	The board of directors of the Company;
(4)	Form of Convening:	On-site voting.

2.	Items to be considered at the AGM:

(I)	ORDINARY RESOLUTIONS

(i)	To consider and approve the 2006 Report of the Directors of the Company;

(ii)	To consider and approve the 2006 Report of the Supervisory Committee of the Company;

(iii)	To consider and approve the 2006 Audited Statement of Accounts and the 2007 Budget of the Company;

(iv)	To consider and approve the 2006 Profit Appropriation Plan of the Company;

(v)	To consider and approve the re-appointment of KPMG Huazhen as the Company’s domestic auditors for the year 2007 and KPMG as the Company’s international auditors for the year 2007, and to authorize the Directors to fix their remuneration;

(II)	SPECIAL RESOLUTION

(6)	To consider and, if thought fit, pass the amendments to the Company’s articles of associations as special resolution:

“THAT” to approve the proposal from the board of directors of the Company in respect of the amendments to the articles of association of the Company; and to authorize the board of directors to amend the wordings and handle all other related matters in respect of the following amendment proposal in accordance with the requirements of the relevant approval authorities and the regulations of the stock exchanges on which the Company’s shares are listed:

Article 12 of the Articles of Association stipulates that:

“The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business includes: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastics and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services.”

It is proposed to amend the article as follows:

“The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastics and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing, education, media, advertisement production, advertisement publication.”

3.	Attendees of the meeting

(1)	Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of trading on 18 May 2007 (Friday) or their proxies are entitled to attend the Company’s AGM. They shall complete the notice of attendance and return it to the Company by 28 May 2007. For details, please refer to the notice of attendance for the AGM.

(2)	Directors, supervisors and senior management of the Company.

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the board of directors.

4.	Method of registration:

(1)	Please complete the notice of attendance for the AGM. For details, please refer to the notice of attendance.

(2)	Registration period: 19 May 2007 to 28 May 2007.

(3)	Registration address: For details, please refer to the notice of attendance for the AGM.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 30 April 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Notes:

(a)	Holders of the Company’s H Shares should note that the Register of Members in respect of the Company H Shares will be closed from 20 May 2007 to 18 June 2007 (both days inclusive) during which period no share transfer will be effected. In order to qualify for the final dividend and to vote at the 2006 annual general meeting, holders of the Company’s H shares shall lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Hong Kong by 4:00 p.m. on 18 May 2007. Shareholders of American Depository Receipts whose names appear on the registers of shareholders of the Company on 17 May 2007 are entitled to final dividend. Details of the record date, timing and dividend distribution procedures for holders of the Company’s A shares will be announced separately.

(b)	A shareholder entitled to attend and vote at the AGM may appoint a proxy (no matter whether he/she is a shareholder or not) to attend and vote on his/her behalf. A proxy needs not be a shareholder of the Company. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the AGM.

(c)	At the Meeting, the chairman of the meeting will exercise his power under the articles of association to put each of the above resolutions to the vote by way of a poll. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held.

(d)	Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by the proxy himself/herself. If the form of proxy is signed by the proxy, it must be certified by a notary. To be valid, the from of proxy or a notarially certified form of proxy must be returned to the Secretary’s Office 24 hours prior to the commencement of the AGM. A circular containing the information regarding this notice of annual general meeting and the amendments to the articles of association will be sent to the shareholders of the Company together with a form of proxy and a notice of attendance for the AGM.

(e)	The AGM is expected to last for half a day. Shareholders attending the AGM shall be responsible for their own transportation and accommodation expenses.

(f)	The address of the Secretary’s Office is:

The Secretary’s Office of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050